                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ___ )*


                    Crescendo Pharmaceuticals Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 225637 10 7
                           ----------------------------
                                (CUSIP Number)



                               Joseph D. Lehrer, Esq.
   10 South Broadway, Suite 2000, St. Louis, Missouri 63102 (314) 241-9090
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               October 20, 1997
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   225637 10 7                          PAGE  2    OF   7    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Woodbourne Partners, L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /
         Not applicable
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         Not applicable

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Missouri
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            620,000, subject to the disclaimer contained in item 5
OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
   PERSON                  -0-
  WITH           ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        620,000, subject to the disclaimer contained in item 5
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       620,000, subject to the disclaimer contained in item 5.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         Not applicable
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.49%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP NO. 225637 10 7                                           Page 3 of 7



ITEM 1.  Security and Issuer.

     The Reporting Person, Woodbourne Partners, L.P., a Missouri limited partnership, is the holder of shares of Class A Common Stock, par value $.01 per share ("Stock"), of Crescendo Pharmaceuticals Corporation, a Delaware corporation ("Issuer"), 1454 Page Mill Road, Palo Alto, California 94304.


ITEM 2.  Identity and Background.

     (a) Woodbourne Partners, L.P. ("Reporting Person")

              State of Organization:  Missouri.

              Principal Business:     Investments.

              Address:                200 N. Broadway, Suite 825
                                      St. Louis, Missouri 63102

              General Partner:        Clayton Management Company.

              (d) No.

              (e) No.

Information on General Partner and Controlling Persons pursuant to
Instruction C:

     (a) Clayton Management Company (General Partner of the Reporting Person).

              State of Organization:  Missouri.

              Principal Business:     Investments.

              Address:                200 N. Broadway, Suite 825
                                      St. Louis, Missouri 63102

              Sole Director:          John D. Weil.

              Executive Officers:     John D. Weil   - President/Secretary.
                                      Thomas E. Kahn - Assistant Secretary.

              Sole Shareholder:       John D. Weil.

              (d) No.

              (e) No.

                                                                Page 4 of 7
CUSIP NO. 225637 10 7


     (a) John D. Weil (Sole Director and Shareholder of the General Partner of the Reporting Person).

          (b)  200 N. Broadway, Suite 825, St. Louis, Missouri  63102.

          (c) Self-employed investor, 200 N. Broadway, Suite 825, St. Louis, Missouri 63102.

          (d)  No.

          (e)  No.

          (f)  U.S.A.


ITEM 3. Source and Amount of Funds or Other Consideration.

     All shares of Stock of the Issuer were purchased with the funds of the Reporting Person. All purchases of the shares of Stock of the Issuer were made by purchase at prevailing market prices as quoted by the NASDAQ National Market.


ITEM 4.  Purpose of the Transaction.

     The Reporting Person purchased the Stock of the Issuer for general investment purposes. The Reporting Person may acquire additional shares of the Stock of the Issuer, based upon its investment decision. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

     The Reporting Person, General Partner of the Reporting Person and the person controlling such General Partner have no present plans or proposals which relate to or would result in:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

     (d) any material change in the present capitalization or dividend policy of the Issuer;

     (e) any other material change in the Issuer's business or corporate structure;

CUSIP NO. 225637 10 7                                           Page 5 of 7


     (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (i)  any action similar to those enumerated above.


ITEM 5.  Interest in Securities of the Issuer.

     (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 620,000 shares of Stock in the manner hereinafter described:


                                                                   Percentage of
                           Relationship to                         Outstanding
Shares Held in Name of     Reporting Person      Number of Shares  Securities
----------------------     --------------------  ----------------  -------------
Woodbourne Partners, L.P.  Reporting Person      620,000            12.49%

     The foregoing percentages assume that the Issuer has 4,963,615 shares of Stock outstanding.

     AS PROVIDED IN S.E.C. REGULATION Section 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT IT IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

CUSIP NO. 225637 10 7                                           Page 6 of 7



     (c)

                                                  Net
                                                 Price
                                      Number      Per     Transaction
 Purchase in the Name of     Date    of Shares   Share   Made Through
 -----------------------     ----    ---------   -----   ------------
Woodbourne Partners, L.P.  10/2/97     9,200     12.5    Jefferies & Co.
Woodbourne Partners, L.P.  10/3/97    66,200    12.4875  Jefferies & Co.
Woodbourne Partners, L.P.  10/7/97    10,000    12.375   Jefferies & Co.
Woodbourne Partners, L.P.  10/8/97    10,000    12.375   Jefferies & Co.
Woodbourne Partners, L.P.  10/9/97    17,500    12.3071  Jefferies & Co.
Woodbourne Partners, L.P.  10/13/97    2,500    12.125   Jefferies & Co.
Woodbourne Partners, L.P.  10/14/97   50,000    12.0625  Jefferies & Co.
Woodbourne Partners, L.P.  10/15/97   37,400     11.75   Jefferies & Co.
Woodbourne Partners, L.P.  10/16/97   32,600    11.5958  Jefferies & Co.
Woodbourne Partners, L.P.  10/20/97   16,900    11.8575  Jefferies & Co.
Woodbourne Partners, L.P.  10/21/97   22,900    11.7888  Jefferies & Co.
Woodbourne Partners, L.P.  10/22/97  270,000    11.6806  Jefferies & Co.
Woodbourne Partners, L.P.  10/23/97    5,000    11.375   Jefferies & Co.
Woodbourne Partners, L.P.  10/27/97   10,000    11.5625  Jefferies & Co.
Woodbourne Partners, L.P.  10/29/97    5,000     11.5    Jefferies & Co.
Woodbourne Partners, L.P.  10/31/97   54,800    11.4375  Jefferies & Co.

     (d) Not applicable.

     (e) Not applicable.



ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  None.



ITEM 7.  Material to be Filed as Exhibits.

  None.

CUSIP NO. 225637 10 7                                           Page 7 of 7



     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WOODBOURNE PARTNERS, L.P.,

                                             by its General Partner, CLAYTON
                                             MANAGEMENT COMPANY



                                               /s/ John D. Weil
                                          -----------------------------------
                                               John D. Weil, President

                                               November 3, 1997